OPERATING AGREEMENT

OF

LOOSID APP, LLC

DATED: February 17, 2023

TABLE OF CONTENTS

THIS OPERATING AGREEMENT (this "Agreement") of LOOSID APP, LLC, a Delaware limited liability company (the "Company"), is made as of the 17th day of February, 2023, by and between Zhanna Basina ("Zhanna"), an individual having an address set forth on **Exhibit A** attached hereto, MJ Gottlieb ("MJ"), an individual having an address set forth on **Exhibit A** attached hereto, and Kirill Basin, an individual having an address set forth on **Exhibit A** attached hereto ("Kirill" and, together with MJ and Zhanna, and any other person or entity who subsequently becomes a member of the Company in accordance with this Agreement, for as long as such person or entity continues to be a member of the Company, each, a "Member" and collectively, the "Members").

W I T N E S S E T H:

WHEREAS, pursuant to the provisions of the Delaware Limited Liability Company Act, Chapter 18 of Title 6 of the Delaware Code, as the same may be amended from time to time (the "Act"), on March 14, 2018, the Members formed, or caused to be formed, the Company; and

WHEREAS, the Members desire to set forth in this Agreement certain matters regarding the Company and their respective interests therein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1. Formation; Term.

(a) Pursuant to the Act, on March 14, 2018, the Members filed, or caused to be filed, with the office of the Secretary of State of the State of Delaware the Certificate of Formation of the Company (the "Certificate") thereby establishing the Company under the name "Loosid App, LLC" as a Delaware limited liability company. The Company shall be operated and shall conduct its Business (as defined in Article 3(a)) in accordance with the Act, except as and to the extent modified by the terms of this Agreement.

(b) Unless the Company is sooner dissolved in accordance with Article 14 of this Agreement or the provisions of the Act, the term of existence of the Company shall be perpetual.

ARTICLE 2. Name; Principal Office; Registered Office and Agent.

(a) The name of the Company shall be "Loosid App, LLC". The Business (as hereinafter defined) and affairs of the Company shall be conducted under such name or any other name that is selected by the Manager (as hereinafter defined).

(b) The address of the Company's principal office shall be such address as the Manager may from time to time determine. The Manager shall provide each member with written notice of the Company's principal office.

(c) The address of the registered office of the Company in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808. The registered agent of the Company in the State of Delaware is Corporation Service Company. The Manager may, at any time, change the

location of the Company's registered office or change the Company's registered agent by appropriate filings as required by the Act.

(d) The following documents shall be maintained at the principal office of the Company:

(i) a current list of the full name and last known business or home address of each Member;

(ii) information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed to the Company by each Member and which each Member has agreed to contribute in the future, and the date on which each Member became a Member;

(iii) a copy of the Certificate and all amendments thereto;

(iv) a copy of this Agreement and all amendments hereto;

(v) copies of the Company's federal and state income tax returns and financial statements for the three most recent years; and

(vi) minutes of every meeting of the Members and all written consents obtained from the Manager (as defined in Article 8(a)) and/or the Members for actions taken by the Manager and/or the Members without a meeting.

Such documents shall be available for inspection and copying by any Member or his or her authorized representative(s) during ordinary business hours upon reasonable notice from, and at the expense of, such Member.

ARTICLE 3. Purposes.

(a) The purposes of the Company are as follows (collectively, the "Business"):

(i) to create a mobile app (to be called "Loosid") where people who choose to live a life without drugs or alcohol can connect, which mobile app would include activities (user generated), a dating component, as well as trips and events (curated by Loosid) with other like-minded individuals who choose to live a sober life; and

(ii) to engage in any lawful act or activity that is reasonably necessary for, or incidental or related to, the foregoing.

The Company shall not engage in any activities, businesses or ventures other than as specifically authorized in this Article 3(a).

(b) The Company is hereby authorized to do all things and execute such agreements and documents which are necessary and/or desirable and not prohibited by this Agreement or any law, to accomplish the purposes of the Company set forth in Article 3(a).

ARTICLE 4. Members; Resignation.

(a) Zhanna, MJ and Kirill constitute all of the current Members. Except as provided in this Agreement, no other person, corporation, partnership, limited liability company or other entity shall become a Member. The Members shall have the rights, duties and obligations granted to and imposed upon them under the Act, except as and to the extent modified by the terms of this Agreement.

(b) Except as provided in this Agreement, no Member may resign or withdraw from the Company prior to the dissolution of the Company and the winding up of its Business and affairs without the consent of all Members. If a Member attempts to resign or withdraw in violation of this Article 4(b), such act shall, as to the Company and the other Members, be void and of no force or effect. Any such attempted resignation or withdrawal shall not entitle any Member to receive the fair value of his or her LLC Interest (as defined in Article 5(f)) prior to the dissolution of the Company and the winding up of its Business and affairs.

ARTICLE 5. Capital Contributions; Capital Accounts; LLC Interests.

(a) Each Member agrees to make their respective initial capital contribution (each, an "Initial Contribution") as set forth on Exhibit A attached hereto. Except as set forth in this Agreement, a Member shall not at any time be required to make any contributions to the Company in addition to such Member's Initial Contribution. For purposes of this Agreement, "Capital Contribution" means, with respect to any Member, the sum of (1) the Initial Contribution of such Member plus (2) all additional capital contributions to the Company made by such Member. If the Manager reasonably determines that additional capital is required by the Company for its Business and/or operations, the Manager shall provide the Members with a written notice setting forth a detailed statement of the amount of additional capital required and the projected uses and application thereof. Following receipt of said notice, MJ and Kirill shall each notify Zhanna whether he is willing to contribute his proportionate share of such additional capital based upon his respective LLC Interest (as hereinafter defined), in which event Zhanna shall have the right, but not the obligation, to provide all or any portion of her proportionate share of such additional capital based upon her LLC Interest. In the event either MJ or Kirill does not provide his proportionate share of such additional capital, Zhanna shall have the right, but not the obligation, to provide all or any portion of such additional capital and to establish the terms thereof, including, without limitation, whether to provide such additional capital as a loan or as an additional capital contribution to the Company. Any such amounts provided as a loan (collectively, the "Loans") by Zhanna to the Company shall earn simple interest computed at a rate to be mutually agreeable between Zhanna and the other Members with repayment terms to be determined by the parties, which loan, including principal and interest, must be paid in full prior to the Company's making any distributions to Members pursuant to Article 6, except for Tax Distributions (as defined in Article 6(a)). In the event one or more Member elects to provide his or her proportionate share or more of such additional capital as an additional capital contribution to the Company, and one or more other Members do(es) not provide his or her proportionate share of such additional capital, then the LLC Interest of the Member(s) who provide(s) such additional capital shall be increased, and the LLC Interest of the Member(s) who do(es) not provide such additional capital shall be decreased, based upon their respective Capital Contributions. A schedule of all outstanding Loans shall be set forth in Exhibit A.

(b) A Member's Capital Contribution shall not bear interest.

(c) No Member shall have the right to withdraw or reduce his or her Capital Contribution or demand or receive the return of such Capital Contribution except as otherwise specifically provided by this Agreement.

(d) A separate capital account (each, a "Capital Account" and collectively, the "Capital Accounts") shall be maintained for each Member. Each Member's Capital Account shall initially be credited with such Member's Initial Contribution, and shall be further credited with (1) the amount of cash and the fair market value of any other property (net of liabilities to which the contributed property is subject) or services contributed to the Company by such Member and (2) the amount of any income and gain allocated to such Member pursuant to Article 7. Each Member's Capital Account shall be charged with and reduced by (X) the amount of cash and the fair market value of any other property (net of liabilities assumed by such Member and liabilities to which such property is subject) paid or distributed to such Member, (Y) such Member's share of losses and deductions allocated to such Member pursuant to Article 7 and (Z) such Member's allocable share of any items of the Company enumerated under Section 705(a)(2)(B) of the Internal Revenue Code of 1986, as amended (the "Code").

(e) The maintenance of the Capital Accounts shall in all cases be as required by the Code and the regulations promulgated thereunder (the "Regulations"), and any inconsistency between the terms of this Agreement and the Code and/or the Regulations shall be resolved in favor of the Code and/or the Regulations.

(f) Each Member's economic and equity interest in the Company (each, an "LLC Interest" and collectively, the "LLC Interests") shall be equal to the proportion of (i) such Member's Capital Contributions to (ii) the sum of the Capital Contributions of all the Members (subject to the adjustment set forth in paragraph (a) above. The initial LLC Interests of the Members are set forth on **Exhibit A** attached hereto.

ARTICLE 6. Distributions.

(a) Cash Flow (as defined in Article 6(b)) shall, subject to the provisions of Section 5(a), Article 14 and the Act, be distributed (i) first, to Zhanna, until Zhanna has received distributions of Cash Flow from the Company, other than Tax Distributions, in an aggregate amount equal to her Capital Contributions, and (ii) second, to the Members, in proportion to their respective LLC Interests. Distributions of any portion or all of the Cash Flow shall be made at such times and in such amounts as the Manager shall determine; provided, however, the Company shall make a cash distribution to each Member (each, a "Tax Distribution" and collectively, the "Tax Distributions") by no later than March 15 of each year in an amount equal to (1) the portion of the Company's taxable income for the immediately preceding year allocable to such Member multiplied by (2) the maximum combined U.S. federal and New Jersey state tax rate applicable to individuals (rather than the actual marginal rates applicable to any Member) on ordinary income and income subject to tax at capital gain rates (taking into account the applicable holding period), as the case may be for the applicable income in item (1).

(b) For purposes of this Agreement, "Cash Flow" means, for any period, the gross cash receipts of the Company from all sources, minus the gross cash expenditures of the Company (excluding expenditures made from previously established reserves) for such period, all as determined in accordance with sound accounting practice, minus such reserves that the Manager may reasonably establish from time to time.

(c) No Member who is entitled to a distribution pursuant to this Agreement shall be entitled to demand such distribution in any form other than cash.

(d) No Member having a negative balance in his or her Capital Account shall be required to contribute funds to the Company in order to restore his or her Capital Account to zero.

ARTICLE 7. Allocation of Profits and Losses.

(a) (i) Profits. All net income and gain of the Company shall be allocated among the Members in the following order and priority:

(A) First, to the extent that losses have been allocated pursuant to Article 7(a)(ii)(B) below for any prior year, net income and gain of the Company shall be allocated to the Members until the cumulative net income and gain allocated pursuant to this Article 7(a)(i)(A) for the current and all previous years is equal to the cumulative losses allocated pursuant to Article 7(a)(ii)(B) below for all prior periods (in proportion to the Members' respective Capital Accounts);

(B) Second, additional net income or gain, if any, to the Members in proportion to their respective LLC Interests.

(ii) Losses. All losses of the Company shall be allocated among the Members in the following order and priority:

(A) First, to the extent that net income or gain has been allocated pursuant to Article 7(a)(i)(B) above for any prior year, losses of the Company shall be allocated to the Members until the cumulative losses allocated pursuant to this Article 7(a)(ii)(A) for the current and all previous years is equal to the cumulative net income or gain allocated pursuant to Article 7(a)(i)(B) above for all prior periods (in proportion to the Members' respective LLC Interests);

(B) Second, additional losses, if any, to the Members in proportion to their respective Capital Accounts.

(b) Notwithstanding Article 7(a):

(i) (A) If, for any fiscal year of the Company, there is a net decrease in "minimum gain" (as described below), all Members with a negative Capital Account balance at the end of such year will be allocated, before any other allocation is made hereunder, items of Company income and gain for such year (and, if necessary, future years) in the amounts and in the proportions needed to eliminate such negative balances as quickly as possible, and (B) if any Member unexpectedly receives an adjustment, allocation or distribution described in Regulations

Section 1.704-1(b)(2)(ii)(d) (4), (5) or (6), which causes or increases an Adjusted Deficit Capital Account Balance (as defined in Article 7(b)(iv)), such Member shall be allocated items of income and gain in an amount and manner sufficient to eliminate, to the extent required by the "qualified income offset" provisions set forth in Regulations Section 1.704-1(b)(2)(ii)(d), his or her Adjusted Deficit Capital Account Balance as quickly as possible. The prior sentence is intended to constitute a "minimum gain chargeback" within the meaning of Regulations Section 1.704-2(f) and a "qualified income offset" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(d)(3) and any inconsistency between the terms of this Agreement and the provisions of the Regulations regarding "minimum gain chargeback" and/or "qualified income offset" shall be resolved in favor of the Regulations. For purposes of this Article 7, "minimum gain" shall be computed in the manner provided in Regulations Section 1.704-2(d).

(ii) In the case of any nonrecourse debt of the Company in which a Member bears the economic risk of loss, there shall be an allocation of nonrecourse deductions to a Member or Members in accordance with Regulations Section 1.704-2(i). The determination of whether a Member bears the economic risk of loss with respect to any Company liability shall be governed by Regulations Section 1.752-2(b) through 2(j) (without regard to whether that section applies to such liability). The rules set forth in Regulations Sections 1.752-2(c) and 1.752-4(b) regarding related party loans to the Company shall be applied in determining a Member's economic risk of loss.

(iii) Losses or deductions (or items thereof) shall be allocated to a Member only to the extent that such allocation does not cause or increase an Adjusted Deficit Capital Account Balance. All losses or deductions (or items thereof) in excess of this limitation shall be allocated to the Members having Capital Account balances which permit such allocations, subject to this Article 7(b)(iii).

(iv) Solely for purposes of Articles 7(b)(i) and 7(b)(iii), a Member's "Adjusted Deficit Capital Account Balance" shall mean the deficit balance, if any, in such Member's Capital Account, determined after making the following adjustments to such Member's Capital Account as initially computed under Article 5: (A) adding (crediting) to such Capital Account such Member's share of the minimum gain; (B) adding (crediting) to such Capital Account any amount that such Member is treated as having an obligation to restore for purposes of Regulations Section 1.704-1(b)(2)(ii)(d), and (C) subtracting (debiting) from such Capital Account such Member's share of the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition of Adjusted Deficit Capital Account Balance shall be interpreted in a manner consistent with the principles of Regulations Section 1.704-1(b)(2)(ii)(d).

(c) The allocations set forth in Article 7(b) are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2. It is the intent of the Members that, to the extent possible, all allocations pursuant to Article 7(b) shall be offset either with other allocations pursuant to Article 7(b) or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Article 7(c). Therefore, notwithstanding any other provision of this Article 7 (other than Article 7(b)), the Manager shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner he determines appropriate so that, after such offsetting allocations are made, each Member's Capital

Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if Article 7(b) were not part of the Agreement and all Company items were allocated pursuant to Article 7(a). In exercising his discretion under this Article 7(c), the [Manager] shall take into account future allocations pursuant to Article 7(b) that, although not yet made, are likely to offset other allocations pursuant to Article 7(b) previously made.

(d) In accordance with Code Section 704(c) and the Regulations thereunder, income, gains, losses and deductions with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value. Allocations pursuant to this Article 7(d) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of profits, losses, other items or distributions pursuant to any provision of this Agreement. Except as provided in this Article 7(d), the other provisions of this Article 7 shall control the allocations for tax purposes.

ARTICLE 8. Management.

(a) Unless otherwise expressly provided in this Agreement, the powers of the Company shall be exercised by or under the authority of, and the day-to-day Business and affairs of the Company shall be managed by, a manager (the "Manager"). Subject to Article 8(c), the Manager shall be in charge of, and have responsibility for, and be authorized to perform, all day-to-day operations, affairs and acts of the Company and shall make all day-to-day decisions and determinations on behalf of the Company, unless a specific action or determination requires the approval of the Members under a specific provision of this Agreement or the Act. Each decision and determination made by the Manager, and not otherwise reserved to the Members under this Agreement or the Act, will be binding upon the Members. The Manager shall be appointed, and may be removed at any time, upon the affirmative vote or written consent of Members holding greater than fifty percent (50%) of the LLC Interests, and the initial Manager shall be MJ.

(b) Subject to Article 8(c), the Manager shall have the power to execute and deliver or accept any instrument or agreement in furtherance of the Company's day-to-day Business. Any such instrument or agreement executed and delivered or accepted by the Manager in accordance with the foregoing shall be deemed executed and delivered or accepted on behalf of the Company. The Manager shall prepare an annual budget which shall be subject to the approval of the affirmative vote or written consent of Members holding greater than fifty percent (50%) of the LLC Interests (as approved, the "Budget") and shall otherwise provide the Members with quarterly reports regarding the Company's activities.

(c) Notwithstanding the foregoing provisions of this Article 8, except as otherwise set forth in a Budget, in no event will the Manager cause the Company to take any of the following actions without the affirmative vote or written consent of Members holding greater than fifty percent (50%) of the LLC Interests:

(i) redeem, repurchase or otherwise acquire the LLC Interest of any Member;

(ii) issue an additional LLC Interest and/or admit an additional Member;

(iii) enter into any merger, reorganization, consolidation, or sale or any similar transaction in which all or substantially all of the assets of the Company are sold;

(iv) distribute Cash Flow;

(v) commence litigation, arbitration or similar proceedings, except when such proceedings are commenced to collect the Company's accounts receivable;

(vi) pay any fee(s) or compensation to any Member, any officer of the Company, the Manager or any affiliate of any of the foregoing;

(vii) select or engage the accountant(s) and/or attorney(s) for the Company;

(viii) designate, or revoke the designation of, any Partnership Representative (as defined in Article 8(e));

(ix) incur any indebtedness for money borrowed, pledge or grant or permit the imposition of any lien, security interest or other encumbrance on or in any assets or guarantee, assume, endorse or otherwise become responsible for the obligations of any person or entity;

(x) make any loan or advance to or capital contribution in any person or entity;

(xi) enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, acquisition of stock and/or acquisition of assets) of any assets and/or equity interests of any person or entity, other than in the ordinary course of business consistent with past practice;

(xii) enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange or other disposition (including by merger, consolidation, sale of stock and/or sale of assets) of any assets, other than sales in the ordinary course of business consistent with past practice;

(xiii) make any capital expenditure in excess of $25,000.00;

(xiv) elect or appoint any officer;

(xv) hire or fire any employee, consultant or independent contractor whose annual total compensation may exceed $25,000.00; or

(xvi) enter into any contract or other agreement having a value in excess of $25,000.00 and/or a term in excess of 12 months.

(d) Subject to the limitations of paragraph (c) above, the Manager may, from time to time, delegate to one or more persons such authority and duties as the Manager may deem advisable. In addition, and subject to the limitations of paragraph (c) above, the Manager may assign, in writing, titles to any person, including, without limitation, the titles of President, Vice

President, Secretary, Assistant Secretary, Treasurer and Assistant Treasurer. Unless the Manager decides otherwise, if the title is one commonly used for officers of a corporation incorporated in the State of Delaware, the assignment of such title shall constitute the delegation to such person of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and/or duties made pursuant to the first sentence of this Article 8(d). The Members may revoke any delegation pursuant to this Article 8(d) at any time.

(e) (i) Pursuant to Section 6223(a) of the Code, the Members hereby designate the Manager as the "partnership representative" (the "Partnership Representative") of the Company. The Partnership Representative may resign at any time by giving written notice to the Members. The resignation of the Partnership Representative shall take effect upon the appointment of a successor Partnership Representative or at such other time as agreed upon by the Members. The designation of Partnership Representative may be revoked with or without cause by written notice from the Members to the then serving Partnership Representative. If there is a vacancy in the position of Partnership Representative, a successor Partnership Representative shall be designated by the Members.

(ii) The Partnership Representative shall have the authority, duties and responsibilities as set forth in Code Sections 6221 through 6241 and the Regulations thereunder (the "Partnership Audit Rules"). Notwithstanding anything to the contrary herein, the Partnership Representative shall not make any election or settlement or take any actions to settle or to litigate any adjustments set forth in a notice of final partnership adjustment under the Partnership Audit Rules without the consent of all the Members.

(iii) In the event that the Company becomes liable for any taxes, interest or penalties under Section 6225 of the Code, (A) each person or entity that was a Member of the Company for the taxable year to which such liability relates shall indemnify, defend and hold harmless the Company for such person's or entity's allocable share of the amount of such tax liability, including any interest and penalties associated therewith, (B) the Company may cause the Members (including any former Member) to whom such liability relates to pay, and each such Member hereby agrees to pay, such amount to the Company, and such amount shall not be treated as a capital contribution to the Company, and (C) without reduction of a Member's (or former Member's) obligations under this Article 8(e)(iii), any amount paid by the Company that is attributable to a Member and that is not paid by such Member pursuant to clause (B) above, shall be treated for purposes of this Agreement as (1) a distribution to such Member for purposes of Article 6, and (2) a reduction to such Member's Capital Account balance.

(iv) The Partnership Representative shall keep the Members informed as to any tax actions, examinations or proceedings relating to the Company. The Partnership Representative is authorized to engage professionals, experts and advisors in connection with his performance of his duties under the Partnership Audit Rules and the Company shall pay or reimburse and be responsible for all reasonable third party costs and expenses incurred by the Partnership Representative in performing his duties.

(v) Each Member and former Member shall cooperate fully with the Partnership Representative with respect to any tax actions, examinations or proceedings relating

to the Company, including providing the Partnership Representative with any information reasonably requested to comply with and/or make elections under the Partnership Audit Rules.

(vi) The provisions of this Article 8(e) shall survive the dissolution of the Company and/or the withdrawal of any Member and/or the Transfer (as defined in Article 12(a)) of any Member's LLC Interest and shall remain binding on the Members (and former Members) for as long a period of time as is necessary to resolve with any taxing authority any and all matters regarding the U.S. federal, state or local income taxation of the Company and/or the Members (and/or former Members).

(f) The Manager shall exercise his or her business judgment in the management of the Company's Business, operations and affairs. Unless the Manager's, the Partnership Representative's or a Company officer's fraud, gross negligence, willful misconduct or knowing violation of law shall be proved by a nonappealable court order, judgment, decree or decision, the Manager, the Partnership Representative and/or such officer of the Company shall not be liable or obligated to the Members for any mistake of fact or judgment or for the doing of any act or the failure to do any act in conducting the Company's Business, operations or affairs, which may cause or result in any loss or damage to the Company and/or the Members. The Manager, the Partnership Representative and/or an officer of the Company does not, in any way, guarantee the return of a Member's Capital Contribution or a profit for the Members from the Company's operations. The Manager, the Partnership Representative and/or an officer of the Company shall not be responsible to any Member because of a loss of such Member's investment or a loss in the Company's operations, unless the loss shall have been the result of the Manager's, the Partnership Representative's and/or such officer's fraud, gross negligence, willful misconduct or knowing violation of law proved as set forth in this Article 8(f).

(g) The Company, but not the Members individually, shall and does hereby agree to indemnify, defend and hold harmless the Manager, the Partnership Representative and each officer of the Company (each, an "Indemnified Person") from and against all damages, losses, liabilities, claims, suits, costs, penalties, fees and expenses (including legal fees and costs), actions, liens and/or judgments (collectively, "Damages") suffered or incurred by or asserted or assessed against such Indemnified Person by reason of any act performed or omitted by such Indemnified Person for or on behalf of the Company and in furtherance of the Company's interests, including acts done or omitted in good faith based upon the records of the Company or the opinion(s) of professionals employed or engaged by the Company, unless such Indemnified Person has suffered or incurred or caused such Damages by reason of his or her fraud, gross negligence, willful misconduct or knowing violation of law, as proved by a nonappealable court order, judgment, decree or decision.

ARTICLE 9. Activities of Members. Except as otherwise expressly provided in this Agreement, no Member, in such capacity, shall participate in, or interfere in any manner with, or be entitled to any vote regarding, the conduct of the Company's Business, or sign any agreement, instrument or document of any nature on behalf of the Company.

ARTICLE 10. Limitation of Liability. Except as otherwise required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, the

Manager, the Partnership Representative or any officer, employee or agent of the Company shall be obligated for any such debt, obligation or liability of the Company, or for any debt, obligation or liability of any other Member, the Manager, the Partnership Representative or any other officer, employee or agent of the Company, by reason of being a Member or acting as the Manager, the Partnership Representative or an officer, employee or agent of the Company.

ARTICLE 11. Meetings; Voting.

(a) A meeting of the Members (i) shall be called by the Manager to address any of the actions for which consent or approval by Members is required under Article 8(c) or under any other provision of this Agreement or the Act and (ii) may be called from time to time by any Member.

(b) The person or entity calling such meeting shall provide written notice of the date, time, place and purposes of such meeting, which notice shall be given to all Members upon not less than ten (10) days nor more than sixty (60) days before the date of the meeting; provided, however, fewer than ten (10) days' notice may be provided if the Business of the Company so requires.

(c) Unless otherwise agreed upon by all Members, all meetings shall be held at the Company's principal office.

(d) Actions and decisions that require the approval or consent of the Members or any other matters to be determined by the Members pursuant to any provision of this Agreement or the Act may be authorized, determined or approved by the affirmative vote or written consent of Members owning in the aggregate greater than fifty percent (50%) of the LLC Interests, unless a greater percentage or number is expressly required by the provisions of this Agreement or the Act.

(e) Members owning in the aggregate greater than fifty percent (50%) of the LLC Interests present in person or by written proxy shall constitute a quorum, except in the event of any matter requiring a different vote or consent threshold under an express provision of this Agreement or the Act. The vote of the Members owning in the aggregate greater than fifty percent (50%) of the LLC Interests shall decide any question brought before the meeting, unless the question is one upon which, under an express provision of this Agreement or the Act, a different vote is required, in which case such express provision shall govern and control the decision of such question.

(f) Any action required or permitted to be taken by the Members at a meeting may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action proposed to be taken is signed by Members holding, in the aggregate, not less than the minimum amount of LLC Interests or votes that would be necessary to authorize, approve or take such action at a meeting at which all of the Members entitled to vote thereon were present and voted. A copy of any such written consent of the Members shall be promptly delivered by such authorizing Members to the Manager and each of the other Members following its execution, and a copy shall also be filed with the minutes of the Company.

(g) A Member entitled to vote at a meeting of the Members or to express consent without a meeting may authorize a person or persons to act for him or her by proxy. Every proxy shall be in writing and executed by the applicable Member or by a duly authorized attorney-in-fact. The proxy shall be filed with the Manager prior to or at the time of the meeting. No proxy shall be valid for more than 11 months after the date of its execution, unless a longer time is expressly provided therein. A proxy may be revoked at will and the grant of a later proxy revokes any earlier proxy. Notwithstanding anything to the contrary contained in this Agreement or a proxy, a proxy shall be revoked upon the occurrence of any event which results in such applicable Member's ceasing to be a Member.

(h) A Member may participate in any meeting of the Members by means of a telephone conference call or any other means of communication by which all Members participating in the meeting are able to hear one another.

ARTICLE 12. <u>Transfer of an LLC Interest</u>.

(a) Except as set forth in Article 12(b), Article 12(c) or Article 12(e), a Member may not, directly or indirectly, sell, assign, transfer, make a gift of or otherwise dispose of, or pledge, hypothecate or otherwise encumber (such events, collectively or individually, a "<u>Transfer</u>"), his or her LLC Interest or any portion thereof in any manner whatsoever, without the prior written consent or approval of all other Members and any act in violation of this Article 12(a) shall be null and void as against the Company and the other Members. Notwithstanding anything to the contrary contained in this Agreement, any Transfer made under this Article 12 shall only be permitted on the conditions that the Transfer does not result in any violation of applicable securities laws and that the transferee has accepted, assumed and agreed to be subject to and bound by all of the terms and conditions of this Agreement.

(b) <u>Right of First Refusal</u>.

(i) Except for a Permitted Transfer (as defined in Article 12(e)) or a Transfer approved under Article 12(a), if any Member (each, a "<u>Selling Member</u>") desires to sell any of his or her LLC Interest to any person(s) or entity or entities (collectively, the "<u>Proposed Purchaser</u>"), the Selling Member shall first send a written notice to the other Members and the Company (a "<u>Sale Notice</u>") setting forth the price to be paid by the Proposed Purchaser and the material terms of the proposed sale. The Sale Notice will constitute an offer (the "<u>ROFR Offer</u>") from the Selling Member to sell to the other Members (in such capacity, each, a "<u>ROFR Offeree</u>" and collectively, the "<u>ROFR Offerees</u>") the LLC Interest of the Selling Member being sold (the "<u>ROFR Offered LLC Interest</u>") at the same price and upon the same terms and conditions, as set forth in the Sale Notice.

(ii) Each ROFR Offeree that desires to purchase all, but not less than all, of the ROFR Offered LLC Interest, shall communicate in writing his or her election to purchase to the Selling Member, which shall be given to the Selling Member within fifteen (15) days of the date the ROFR Offer was made (a "<u>ROFR Acceptance</u>"). Such ROFR Acceptance shall, when taken in conjunction with the ROFR Offer, be deemed to constitute a valid, legally binding and enforceable agreement for the sale by the Selling Member and the purchase by such ROFR Offeree of the ROFR Offered LLC Interest. Each Member that does not deliver a ROFR

Acceptance shall be deemed to have waived all of such Member's rights to purchase the ROFR Offered LLC Interest. Unless otherwise agreed to by the Selling Member and the purchasing Members, the closing of the Transfer of the ROFR Offered LLC Interest pursuant to this Article 12(b) shall occur at the offices of the Company on the forty-fifth (45th) day following the date the ROFR Offer was made (or if such forty-fifth (45th) day is not a business day, then on the next succeeding business day).

(iii) If the ROFR Offerees do not purchase all of the ROFR Offered LLC Interest, the Selling Member shall have the right to Transfer to the Proposed Purchaser all of the ROFR Offered LLC Interest for a period of thirty (30) days commencing upon the date of the expiration of the rights of the ROFR Offerees pursuant to this Article 12(b). The Transfer of the ROFR Offered LLC Interest to the Proposed Purchaser shall be at not less than the price and upon other terms and conditions, if any, not more favorable to the Proposed Purchaser than those specified in the Sale Notice. If at the end of such thirty (30) day period the Selling Member has not completed such sale, the Selling Member may not then effect a sale of the ROFR Offered LLC Interest without again fully complying with the provisions of this Article 12(b).

(c) Drag-along Sale.

(i) If at any time, a Member (or two or more Members) owning in the aggregate greater than fifty percent (50%) of the LLC Interests (collectively, the "Dragging Member"), proposes to sell all of his or her LLC Interests to a Proposed Purchaser in a transaction in which the Proposed Purchaser proposes to purchase all of the outstanding LLC Interests (a "Drag-along Sale"), the Dragging Member shall have the right to require that each other Member (each, a "Drag-along Member") participate in such Drag-along Sale in the manner set forth in this Article 12(c). The Dragging Member shall exercise his or her rights pursuant to this Article 12(c) by providing a written notice to each Drag-along Member setting forth the price to be paid by the Proposed Purchaser and the material terms of the Drag-along Sale.

(ii) Each Drag-along Member shall be required to sell all of his or her LLC Interest in connection with such Drag-along Sale upon the corresponding terms and conditions, including price (per LLC Interest), as the Dragging Member.

(iii) Each Drag-along Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Dragging Member, the Drag-along Member shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to such Drag-along Member); provided, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation of a Drag-along Member in respect of breaches of or inaccuracies in representations or warranties that do not relate to such Drag-along Member shall be in an amount not to exceed the aggregate proceeds received by such Drag-along Member in connection with such Drag-along Sale consummated pursuant to this Article 12(c).

(iv) The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale under this Article 12(c), to the extent not paid or reimbursed by the Company or the Proposed Purchaser, shall be shared by the Dragging Member and each Drag-along Member on a pro rata basis, based on the consideration received by each; provided, that no Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale pursuant to this Article 12(c).

(v) Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates and instruments being delivered by the Dragging Member.

(vi) If any Drag-along Member fails or refuses to sell or Transfer his or her LLC Interest in contravention of this Article 12(c), then such Member hereby irrevocably constitutes and appoints the Dragging Member as his or her true and lawful attorney-in-fact, in his or her name, place and stead, to make or provide on behalf of such Member the representations, warranties, covenants, indemnities and agreements described in Article 12(c)(iii) above and to make, execute on behalf of such Member, consent to, swear to, acknowledge, deliver, record and file such agreements, certificates, instruments and other documents reasonably necessary, appropriate or desirable, in the sole and absolute discretion of the Dragging Member, to consummate the Drag-along Sale, such power of attorney being irrevocable and coupled with an interest.

(d) In the event that a Transfer is consummated in accordance with Article 12(a), Article 12(b) or Article 12(c) above, such transferee shall be deemed admitted to the Company as a substitute Member as to the transferred LLC Interest at the time that such transferee becomes a party to this Agreement (pursuant to a joinder agreement or otherwise) and such other agreements as the Manager may reasonably request to evidence the assumption by such substitute Member of the transferor Member's obligations hereunder as to the transferred LLC Interest, as well as provides any other documents, instruments and/or items required by this Agreement. The transferor Member shall cease to be a Member as to the transferred LLC Interest immediately following the admission of the transferee as a substitute Member as to such LLC Interest.

(e) Permitted Transfer. Any Member shall have the right to voluntarily Transfer all or any part of his or her LLC Interest, with written notice to the Manager, to (i) the Member's spouse, children, and/or grandchildren; (ii) any trust created for the benefit of any combination of the transferring Member and/or such Member's spouse, children, and/or grandchildren; and/or (iii) any entity wholly owned and controlled by any combination of the transferring Member and/or such Member's spouse, children, and/or grandchildren. Any Transfer described in the preceding sentence (a "Permitted Transfer") shall be permitted so long as the transferring Member agrees to remain liable for the performance of all of his or her obligations under this Agreement as well as any other agreement(s) with the Company and/or any of its affiliates, including without limitation, all requirements and obligations pursuant to this Article 12 as if the transferring Member were still the owner of such transferred LLC Interest. In addition, a Permitted Transfer shall only be permitted if the transferee has accepted, assumed and agreed to

be subject to and bound by all of the terms, conditions and restrictions contained in, and the obligations of the transferring Member pursuant to, this Agreement, including without limitation, with respect to the transferred LLC Interest all requirements and obligations pursuant to this Article 12.

ARTICLE 13. Restrictive Covenant.

(a) Non-Competition. While a Member of the Company and for a period of 12 months thereafter, each Member covenants not to, and not to permit any of his affiliates to, directly or indirectly, without the prior written approval of the Company, (i) engage or assist others in engaging in any business whose products or services are similar to or competitive with those of the Company (any such business, a "Competitive Business"); or (ii) have an interest in any person or entity that engages directly or indirectly in a Competitive Business in any capacity, including as a partner, shareholder, member, officer, manager, director, employee, principal, agent, trustee, consultant or otherwise.

(b) Confidentiality. Each Member hereby acknowledges and confirms that he or she may have access to certain confidential and/or proprietary information of the Company ("Confidential Information"), which is a valuable and unique asset of the Company's Business. Confidential Information includes, but is not limited to the following, in whatever form: information or data concerning or relating to the Business and/or financial affairs of the Company, business methods of the Company and/or any of the trade and/or business secrets of the Company, including, but not limited to, operating procedures and processes, know how, financial information, computer programs and software, source code, object code, customer or client lists and/or data, sales techniques, market research, marketing strategies, inventions, technical drawings and/or any other Business related information, whether or not any of the foregoing is patentable or copyrightable. Each Member hereby covenants and agrees that, at all times, both while a Member and thereafter he or she (a) will not disclose, disseminate, distribute, share, divulge or use any part of the Confidential Information except to fulfill his or her duties to the Company and in furtherance of the Business of the Company, and (b) will take all reasonable precautions to safeguard the confidential nature of the Confidential Information and prevent inadvertent disclosure thereof; provided that such restrictions shall not apply as to a Member to Confidential Information that (i) was or becomes generally available to and known by the public through no fault of such Member, (ii) was previously in such Member's possession as demonstrated by such Member's written records, or (iii) was or becomes available to such Member on a non-confidential basis, and not in violation of any legal, fiduciary or contractual duty, from a source other than the Company or its affiliates or representatives. Notwithstanding the foregoing, each Member shall be permitted to disclose Confidential Information as may be required by subpoena, governmental order or other legal requirement, provided that, to the extent permitted by law, such Member first promptly notifies the Company of such subpoena, governmental order or other legal requirement in order for the Company to have the opportunity to seek a protective order or other appropriate remedy prior to disclosure.

(c) Remedies. Each Member acknowledges that a breach or threatened breach of this Article 13 would give rise to irreparable harm to the Company, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such Member of any such obligations, the Company shall, in addition to any and all

other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond), and to an equitable accounting of all earnings, profits and other benefits arising, directly or indirectly, from such violation, which rights shall be cumulative and in addition to (rather than instead of) any other rights or remedies to which the Company may be entitled at law or in equity.

(d) Reasonable Restrictions. Each Member acknowledges that the restrictions contained in this Article 13 are reasonable and necessary to protect the legitimate interests of the Company. Each Member further acknowledges that the restrictions contained in this Article 13 will not prevent him or her from earning a livelihood during the applicable period of restriction. In the event that any covenant contained in this Article 13 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law. The covenants contained in this Article 13 and the provisions of this Article 13 are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants and provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

ARTICLE 14. Dissolution and Liquidation.

(a) The Company shall be dissolved and its assets liquidated pursuant to Article 14(b) upon:

(i) the consent or approval of all the Members;

(ii) the entry of a court order or judgment of dissolution; or

(iii) any event that makes it impossible or unlawful to carry on the Business of the Company.

(b) In the event of a dissolution of the Company in accordance with Article 14(a), the Manager shall immediately commence to wind up the Company's affairs and shall liquidate the assets of the Company as promptly as possible, but in an orderly and businesslike manner, unless the Manager determines that an immediate sale of all or part of the Company assets would cause undue loss to the Members, in which event (1) the liquidation may be deferred for a reasonable period of time, not to exceed one (1) year, except as to those assets necessary to satisfy the Company debts and/or (2) all or part of the Company assets may be distributed in kind, subject to the provisions of, and in the same manner as cash under, this Article. Any proceeds from the liquidation shall be applied and distributed in the following order of priority:

(i) to the payment of the debts and liabilities of the Company (other than debts or liabilities owing to a Member) and the expenses of liquidation;

(ii) to the setting up of any reserves determined by the Manager to be necessary for any contingent or unforeseen liabilities or obligations of the Company, to be held for the purpose of disbursing (under the direction of the Manager) such reserves in payment of any of the aforementioned liabilities or obligations and, at the expiration of a reasonable period (not to exceed two years) as the Manager shall determine, for distribution in the manner hereinafter provided;

(iii) to the repayment of any loans that may have been made by any of the Members to the Company and which have not been repaid or returned, but if the amount available for such repayment shall be insufficient, then pro rata in accordance with the amounts of such loans;

(iv) to the Members, amounts equal to the positive balances in their respective Capital Accounts until the Capital Accounts of all Members equal zero, but if the amount available to be distributed is insufficient to reduce the Capital Accounts of all Members to zero, then pro rata in accordance with the positive Capital Account of each Member; and

(v) to the Members in proportion to their respective LLC Interests.

(c) If the Company assets are not sold, but instead are distributed in kind, such assets, for purposes of determining the amounts to be distributed, shall be revalued on the Company's books to reflect their then current fair market values and distributed based upon such values as set forth above in this Article 14 in a similar manner to a cash distribution.

(d) Upon the Manager's compliance with the distribution plan set forth in this Article 14, the Manager shall execute and cause to be filed a Certificate of Cancellation for the Company, whereupon all parties hereto shall cease to be Members of the Company.

ARTICLE 15. Books, Records and Reports. The Manager shall select the accountant(s) for the Company. The Company shall keep proper and complete books of account in accordance with sound accounting practice at all times, which books and records shall be maintained at the principal office of the Company and shall be available for inspection and copying by the Members and/or their representatives in accordance with Article 2(d). Each year, the Company shall provide to each Member by March 31st copies of the Company's financial statements and tax returns for the prior year, Form K-l or such other form necessary for filing with such Member's income tax returns, and a statement showing the distributions made to such Member pursuant to Article 6 and the amounts allocated to such Member pursuant to Article 7 during or in respect of such prior year and the amount thereof reportable for state and federal income tax purposes. Accountants' fees incurred by the Company for accounting services necessary to comply with the terms of this Article 15 are deemed to be a Company expense.

ARTICLE 16. Fiscal Year. The fiscal year of the Company shall end on December 31st of each year.

ARTICLE 17. Taxes Withheld or Paid on Behalf of a Member.

(a) In the event that under the Code or any other federal, state, local or foreign law, rule or regulation which is currently in effect or which may be promulgated hereafter

("Applicable Tax Law"), the Company is required to deduct and withhold any amount from an actual distribution to a Member, the amount so deducted and withheld from such distribution shall, for all purposes of this Agreement, be treated as a distribution to such Member, of the same type as the distribution giving rise to the obligation.

(b) In the event that an Applicable Tax Law requires the Company (or any third party acting on behalf of or with respect to the Company) to pay any amount on behalf of or with respect to a Member, then the payment of any such amount shall be considered a loan by the Company to such Member.

ARTICLE 18. Works Made for Hire. The Manager shall not, on behalf of the Company, hire, employ, engage or contract with any person or entity in connection with the creation of any work product or development for the Business of the Company unless such person or entity enters into a written contract or other written agreement with the Company pursuant to which, (i) such person or entity acknowledges that all original works of authorship which are made by such person or entity (solely or jointly with others) are within the scope of such person's or entity's employment with or engagement by the Company and which are protectable by copyright are "works made for hire," pursuant to the Copyright Act of 1976, as amended, and (ii) such person or entity assigns and/or agrees to assign in the future to the Company ownership of all right, title and interest in and to any and all work product, including all intellectual property rights contained therein, made or created by such person or entity during the course and within the scope of his, her or its employment with or engagement by the Company that is not otherwise a "work made for hire" as described above.

ARTICLE 19. Modifications. No modification or amendment of this Agreement shall be valid or effective unless in writing and signed by all Members.

ARTICLE 20. Notices. Any notice or other communication provided for, permitted or required by this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier; (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid, in each case properly addressed to the Member to whom such notice is intended to be given at the address for such Member set forth on Exhibit A attached hereto or to the Manager and/or the Company at the Company's principal office specified in Article 2 of this Agreement. A Member may change his or her address by notice to the Company and the other Members in accordance with this Article 20 and the Manager and/or the Company may change his or its address by notice to each of the Members in accordance with this Article 20.

ARTICLE 21. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflict of law principles applied in such State.

ARTICLE 22. Gender and Number. As used herein, each of the masculine, feminine or neuter genders shall include the other genders, the singular shall include the plural and the plural shall include the singular, whenever appropriate to the context.

ARTICLE 23. Headings. The article, section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE 24. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, pdf, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

ARTICLE 25. Further Actions. Each Member agrees to perform all further acts and to execute, acknowledge and deliver any documents which may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement.

ARTICLE 26. Waiver. No waiver by any Member of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Member so waiving. No waiver by any Member shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

ARTICLE 27. Binding Effect. Subject to the restrictions on transferability contained in this Agreement, this Agreement and all of its provisions shall be binding on and inure to the benefit of the Members and their respective heirs, legal representatives, successors and permitted assigns.

ARTICLE 28. Entire Agreement. This Agreement constitutes the entire understanding and agreement of the parties, and supersedes the Members' prior Memorandum of Understanding and all other understandings and agreements among them, with respect to the subject matter hereof.

ARTICLE 29. Waiver of Right of Partition. Each Member does hereby agree to waive, and does hereby waive, any right such Member may otherwise have to cause any of the Company's assets to be partitioned among the Members or to file any complaint or to institute any proceeding at law or in equity seeking to have any such assets partitioned.

ARTICLE 30. Severability. If any term or provision of this Agreement shall be determined invalid or unenforceable to any extent or in any application, then the remainder of this Agreement shall not be affected thereby, and such term or provision shall be deemed modified to the minimum extent necessary to make it consistent with applicable law, and each and every term and provision of this Agreement, including such term(s) and/or provision(s) so

modified, shall be enforced to the fullest extent and in the broadest application permitted by applicable law.

ARTICLE 31. Legal Counsel; Construction. Each Member acknowledges that this Agreement has been prepared by the law firm of Chiesa Shahinian & Giantomasi PC on behalf of Zhanna and each further acknowledges that he or she has been advised of his or her right to obtain independent counsel and has had the opportunity to consult with independent counsel. Each Member has independently reviewed and evaluated all of the terms and conditions of this Agreement and each (other than Zhanna) represents that he or she has entered into this Agreement based upon his or her independent judgment, knowledge and expertise, and has not relied upon the advice or opinion of Chiesa Shahinian & Giantomasi PC. This Agreement has been executed voluntarily, recognizing the fact that each party's interest herein is or may be adverse to each other party's interest. Notwithstanding the foregoing, each party has independently determined that it is in his or her best interest to execute this Agreement. Accordingly, the normal rule of construction to the effect that any ambiguities or inconsistencies are to be resolved against the drafting party shall not be employed in the interpretation and/or construction of this Agreement and/or any exhibits hereto. Additionally, each party hereto further acknowledges that Chiesa Shahinian & Giantomasi PC has been retained, and may be retained in the future, as legal counsel by Zhanna in connection with this Agreement and may be retained by Zhanna and/or the Company on other matters unrelated to this Agreement, and each party hereto hereby waives any conflict of interest which may arise from such current or future representation.

[*Remainder of Page Intentionally Blank*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first set forth above.

DocuSigned by:
ZHANNA BASINA
6CB88372D9CC421...
ZHANNA BASINA

DocuSigned by:
MJ Gottlieb
51AA6D2B7C87460...
MJ GOTTLIEB

DocuSigned by:
Kirill Basin
1282AEF763BA422...
KIRILL BASIN

EXHIBIT A

Current LLC Interests as of February 17, 2023

Member Name and Address	Initial Contribution	LLC Interest
Zhanna Basina	$3,226,180	60.00%
MJ Gottlieb	All technical knowledge, intellectual property and other know-how relating to the Business created or generated by MJ.	30.00%
Kirill Basin	All technical knowledge, intellectual property and other know-how relating to the Business created or generated by Kirill and a $100,000 investment.	10.00%

Currently Outstanding Loans as of February 17, 2023

Member Name	Loan Amount	Date of Loan
MJ Gottlieb	$5,000	April 8, 2019
MJ Gottlieb	$299,000	May 26, 2020
Zhanna Basina	$108,552	June 23, 2020
Zhanna Basina	$87,468	July 24, 2020
Zhanna Basina	$117,992	August 24, 2020
Zhanna Basina	$81,179	September 23, 2020

Member Name	**Loan Amount**	**Date of Loan**
Zhanna Basina	$75,616	October 23, 2020
Zhanna Basina	$74,358	November 23, 2020
Zhanna Basina	$46,978	December 24, 2020
Zhanna Basina	$47,888	January 24, 2021
Zhanna Basina	$51,453	February 21, 2021
Zhanna Basina	$64,012	March 24, 2021
Zhanna Basina	$55,866	April 23, 2021
Zhanna Basina	$70,932	May 24, 2021
Zhanna Basina	$59,067	June 23, 2021
MJ Gottlieb	$100,000	July 20, 2021
Zhanna Basina	$5,056	August 23, 2021
Zhanna Basina	$48,469	October 24, 2021
MJ Gottlieb	$11,000	November 4, 2021
MJ Gottlieb	$1,000	November 12, 2021
Zhanna Basina	$38,385	November 23, 2021
MJ Gottlieb	$57,000	December 2, 2021

Member Name	**Loan Amount**	**Date of Loan**
MJ Gottlieb	$100	December 29, 2021
MJ Gottlieb	$57,000	January 10, 2022
Zhanna Basina	$6,505	January 24, 2022
MJ Gottlieb	$900	January 25, 2022
Zhanna Basina	$56,067	February 21, 2022
Zhanna Basina	$63,566	March 24, 2022
MJ Gottlieb	$2,304	April 4, 2022
Zhanna Basina	$73,804	April 22, 2022
Zhanna Basina	$70,903	May 24, 2022
Zhanna Basina	$62,655	June 23, 2022
MJ Gottlieb	$1,673	July 12, 2022
Zhanna Basina	$61,920	July 24, 2022
MJ Gottlieb	$10,000	July 29, 2022
Zhanna Basina	$69,539	August 24, 2022
MJ Gottlieb	$15,000	September 16, 2022
Zhanna Basina	$32,255	September 23, 2022

Member Name	**Loan Amount**	**Date of Loan**
Zhanna Basina	$30,212	October 24, 2022
Zhanna Basina	$26,596	November 23, 2022
MJ Gottlieb	$12,700	December 16, 2022